Room 4561

August 3, 2007

Mr. Richard N. Snyder
Chief Executive Officer
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

> **Re:** **Forgent Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 14, 2007**
> **File No. 000-20008**

Dear Mr. Snyder:

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 – Litigation Settlements, page 6

1.   We note that your litigation settlements appear to be multiple-element arrangements that may include various rights, licenses, and releases between the parties. We further note that you classify these settlements exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue. Please tell us whether you followed the allocation

guidance related to multiple-element arrangements for software deliverables (SOP 97-2) or technology (EITF 00-21) and explain how you applied that guidance to these settlements.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief